Exhibit 1.01

FREEDOM HOLDINGS, INC.

Freedom Holdings, Inc., a Maryland corporation

6461 N 100E, Ossian IN, 46777

December 28, 2021

Mr. Andrew Howard, CEO

Carbon Zero Asset Management, Inc.

One Stamford Plaza Downtown,

9th Floor, Stamford, CT 06901

Re: Binding term Sheet

RE: Binding Term Sheet regarding Freedom Holdings, Inc.’s acquisition of Carbon Zero Asset Management, Inc.

Dear Andrew,

This Binding Term Sheet (“Binding Term Sheet”) memorializes the principal terms upon which Freedom Holdings, Inc., (the “Buyer”) agrees to acquire 100% of the issued and outstanding shares of Carbon Zero Asset Management, Inc., (the “Company, Seller, or COZERO”), as described below (the “Acquisition”).

At the closing of the Transaction (the “Closing”), and on the terms and subject to all the conditions of this Binding Term Sheet, Seller shall become a wholly-owned subsidiary of Buyer and all of the Sellers equity held by the Seller’s shareholders shall be converted into the right to receive 311,672,730 newly-issued shares (the “New Shares”) of Buyer common stock, par value $0.0001 par value per share (the “Buyer Common Stock”), to be issued to the Seller’s shareholders in accordance with their pro rata ownership of Seller free and clear of all Liens.

Upon execution of this Binding Term Sheet, the Parties shall work in good faith to complete the Acquisition, including by meeting the following interim goals:

(1) the Company shall promptly make its information and personnel available for Buyer’s due diligence review.

(2) Buyer shall promptly after the date hereof prepare and deliver a draft agreement and plan of merger and reorganization and other draft transaction documents (including draft employment agreements for Key Personnel (as defined below), which the Parties shall seek to negotiate into the final form of definitive purchase agreement for the Acquisition (the “Definitive Agreement”) and the final forms of the other transaction documents, prior to December 30, 2021.

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(3) the Parties shall seek approval for the Acquisition, based on the Definitive Agreement and the final forms of the other transaction documents, from their respective boards or other governing bodies or persons, no later than December 30, 2021.

(4) Buyer and the Company shall execute the Definitive Agreement, no later than December 30, 2021.

(5) subject to the satisfaction of the closing conditions in the definitive documentation, the Parties shall close the Acquisition.

Proposed Principal Terms of Acquisition

Buyer

Freedom Holdings, Inc., a Maryland corporation (“Buyer” or “FHLD”).

Company

Carbon Zero Asset Management, Inc.., a corporation, (“COZERO or the Company”).

Acquisition

Buyer shall acquire all of the issued and outstanding common stock of the Company equal to 10,000 shares of common stock of Seller, representing up to 100% of the issued and outstanding securities of Seller (the “Acquisition”).

Upon the consummation of the Acquisition, Seller will become a wholly owned subsidiary of Buyer to be set forth in the Definitive Agreement (the “Purchase Price”), with the intent to operate the Company as a wholly owned subsidiary of Buyer.

(i) Seller’s accountants will confirm that the Acquisition will not result in a shareholders’ deficit; (ii) Buyer having consummated financing in the amount Five Hundred Thousand Dollars ($500.000) contemporaneous with the Closing.

Upon the Closing, 100% of the equity capital and voting securities of the Company shall be owned by Buyer free and clear of any and all liens or debt.

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1.	Immediately following the acquisition and excluding the New Shares, the Buyer shall take such steps to have a solely aggregate of 17,000,000 shares of Buyer Common Stock issued and outstanding, held by the shareholders of Buyer immediately prior to the Closing, upon the conversion of all classes of preferred shares and no other class of equity or securities convertible into equity.

2.	The parties acknowledge that the Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws and will be subject to significant restrictions on transfer. Buyer acknowledges and agrees that it and the beneficial owners of the Shares will have no right to sell, assign, pledge, hypothecate, distribute (as a dividend or otherwise), transfer or otherwise dispose of or encumber the Shares (except by will or by the laws of descent and distribution), unless Buyer shall first have been provided with an opinion of counsel satisfactory to Buyer that such sale is exempt from such registration under the Securities Act and any applicable federal and state securities laws. The Shares will be subject for a six (6) months lock-up period starting on the effective date of the definitive agreement.

3.	Upon the Closing, (a) Brian Kistler and William Robinson shall be appointed to the advisory board on a two-year agreement under terms to be agreed to, (b) Andrew Howard and Steve Lowe shall be appointed to the board on a five-year agreement and (c) the Buyer will be permitted to retain Brian Kistler as a board member on a two year agreement; under terms to be agreed to of a Five-person Board of Directors (the “Board”), Each shall nominate its choices for re-election to the Board to be voted on by shareholders at each annual shareholder meeting. The board members chosen by will be compensated according to the policies set forth by the Buyer and is to be paid compensation as a director. The obligation of the COzero Inc.’s’ shareholders to transfer all the COzero Inc. Shares to FHLD in order to close the merger will be subject to the following conditions:

A. COZERO completing the due diligence inquiries regarding FHLD to its satisfaction.

B. FHLD obtaining all necessary shareholder approvals and all regulatory approvals (including for the purposes of compliance with the requirements of the OTC Listing Rules) required for the transactions contemplated by this Binding Term Sheet and the definitive agreement.

C. FHLD shall not to issue or enter into any other arrangements or agree to issue any shares or dilute the existing capital structure of the company as herein attached as Exhibit 1 from the date of this Binding Term Sheet and until the completion of the Transaction or the termination thereof of this Binding Term Sheet or any subsequent definitive agreement entered into by the parties.

Good Faith Efforts

With respect to financial statements, Buyer is current in all of its filings and the Seller has engaged outside auditors BF Borgers, CPA, to audit and review the Company’s financial statements in compliance with PCAOB standards, including all opinion letters and other documents as shall be necessary to allow the Company to be acquired by Buyer pursuant to all applicable SEC and other rules and regulations and to allow Buyer to timely file all necessary securities filings with the SEC (collectively, the “Audit”). COZERO shall prepare financial forecasts for the company for the financial periods 2022 to 2026.

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Exclusivity and Operations during the Exclusivity Period (Binding Term)

The Parties shall not disclose, without the written consent of the other, the existence or terms of this Binding Term Sheet or the proposed Acquisition to any third party, except and only to the extent such disclosure is necessary to facilitate the Acquisition, required by applicable law or requested by regulatory authority, for a period of one (1) year from the date of this Binding Term Sheet. Buyer shall be permitted to disclose this Binding Term Sheet and other information relating to Company, as necessary or appropriate in Buyer’s judgment in connection with Buyer’s raising capital and Buyer’s reporting requirements required by a Public Company or as otherwise necessary to comply with securities laws in the opinion of Buyer’s securities counsel. The Company may disclose this Binding Term Sheet to its Board, members, equity holders, noteholders, agents and advisors.

In consideration of the time and expense that Buyer is incurring to close the contemplated transactions (including paying certain Company transaction expenses whether or not the Acquisition closes as described below), the Company agrees that from the date hereof until January 15, 2022 (the “Exclusivity Period”), the Company and its Key Personnel, representatives, officers, employees, members, directors, agents, advisors, shareholders and affiliates (i) shall not initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposals, letters of intent, Binding Term Sheets, equity purchase agreements, asset sale agreements (other than the sale of assets in the ordinary, normal, customary course of business), or other similar contracts or “change of control” arrangements with any third party, or enter into any other agreement to purchase securities or provide debt to the Company that can convert into securities, or enter into any other contracts or arrangements (not including those that are entered into in the ordinary course of business) that may cause undue delay or a material change in the Company and (ii) shall operate the Company solely in the ordinary course thereof consistent with past practices

Confidentiality

The existence of this Binding Term Sheet and the contents hereof, as well as all mutually discussed, projections, forecasts, technology, processes, management, related entities, shareholders, members and other materials relating to any of the parties, or their subsidiaries and other affiliates shall all be treated as confidential information by the parties and shall not be disclosed or used by any party without the written consent of the other party. The parties shall cause their affiliates to observe the confidentiality provided for in this Binding Term Sheet. For the avoidance of doubt, the parties may disclose such information (a) to such party’s bankers and other financing sources, employees and professional advisors, in each case under a confidential relationship, in connection with the Acquisition, and (b) if required pursuant to any court order, investigation by a governmental or regulatory entity, and any applicable law or regulation (including applicable securities laws and regulations and rules promulgated thereunder), and if such disclosure is required, the party from whom such disclosure is sought will, if practicable, (i) request that the subject matter to be disclosed be kept confidential and not used for any purpose, (ii) to the extent permitted by law, give reasonable advance notice in writing to the other party that such disclosure has been required, (iii) to the extent permitted by law, make such disclosure as late as legally permissible (as determined by the party making such disclosure upon the advice of its counsel), and (iv) limit the information to be disclosed to that which is required to be disclosed.

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Termination (Binding Term)

This Binding Term Sheet will automatically terminate and be of no further force and effect upon the earlier of: (i) the execution of the Definitive Agreement by the Parties, (ii) mutual agreement of the Parties, (iii) Buyer’s abandonment of its plans for an up listing, (iv) the occurrence of a material, uncured breach of the binding terms of this Binding Term Sheet, and (v) January 15, 2022.

Miscellaneous (Binding Terms)

This Binding Term Sheet supersedes and replaces in its entirety any oral or written agreement between the Company and Buyer relating to the subject matter hereof. No binding agreement providing for the Acquisition will be deemed to exist unless and until a Definitive Agreement between Buyer and the Company is executed and delivered, and unless and until a Definitive Agreement is executed and delivered, none of the Parties will have any legal obligation to any other party of any kind with respect to the Acquisition or otherwise; except that the terms herein in the sections entitled Due Diligence, Exclusivity and Operations during the Exclusivity Period, Confidentiality, Expense Reimbursement, Termination and Miscellaneous shall be legally binding upon the Parties.

If any of the foregoing binding terms of this Binding Term Sheet, as applied in any circumstance, shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Binding Term Sheet, the application of such provision in any other circumstance, or the validity or enforceability of the remaining binding terms of this Binding Term Sheet.

This Binding Term Sheet shall be governed by Maryland law, without reference to conflicts of law’s provisions thereof. This Binding Term Sheet will automatically terminate and be of no further force and effect upon the earlier of: (i) the execution of the Definitive Agreement by the Parties, (ii) mutual agreement of the Parties, (iii) Buyer’s abandonment of its plans for an IPO, (iv) the occurrence of a material, uncured breach of the binding terms of this Binding Term Sheet, and (v) December 28, 2021.

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We look forward to consummating this transaction as soon as possible. If the foregoing terms and conditions are acceptable, please sign below and return to us.

This agreement shall be declared effective on the date fully executed below.

Sincerely,

FREEDOM HOLDINGS, INC.

Brian Kistler
Director
Date:

Acknowledged and agreed this 28th day of December 2021 to be legally binding the on Company as set forth herein:

Carbon Zero Asset Management, Inc.

Andrew Howard,

Director

Date:

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